UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-03896

CUSIP NUMBER 12024 P 101

(Check One) [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For the Period Ended July 31, 2007.

     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	BULLION MONARCH MINING, INC.
Former Name if Applicable:	BULLION MONARCH COMPANY
Address of Principal Executive Office:	299 East 950 South Orem, Utah 84058

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company is in the process of completing our unaudited financials for the quarter ended July 31, 2007, and believes that the subject Quarterly Report will be available for filing on or before September 19, 2007.

PART IV - OTHER INFORMATION

(1)  Name and address of person to contact in regard to this notification:

Branden T. Burningham

455 East 500 South, Suite #205

Salt Lake City, Utah  84111

Telephone:  (801) 363-7411

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).

[  ] Yes  [X] No

10KSB for the fiscal year ended April 30, 2006

10QSB for the quarter ended July 31, 2006

10QSB for the quarter ended October 31, 2006

10QSB for the quarter ended January 31, 2007

10KSB for the fiscal year ended April 30, 2007

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BULLION MONARCH MINING, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	9/12/07	By:	/s/R. Don Morris
R. Don Morris
President and Director